

January 14, 2011

Antal Markus
Chief Executive Officer
A & J Venture Capital Group, Inc.
23890 Copper Hill Drive, #206
Valencia, CA 91354

  Re: **A & J Venture Capital Group, Inc.**
     Item 4.01 Form 8-K/A
     Filed January 13, 2011
     File No. 333-146441

Dear Mr. Markus:

  We have reviewed your filing on January 13, 2011 and have the following comment.

  Please note that you must respond in writing to the comments in our letter dated January 10, 2011 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

        Sincerely,

        Jennifer Thompson
        Accounting Branch Chief